Jane Street Execution Services, LLC

Statement of Financial Condition

December 31, 2020

Assets		
Cash	$	9,592,341
Due from broker		25,971,592
Due from affiliates		820,797
Fixed assets, net of accumulated depreciation and amortization		69,007
Other assets		4,027,220
Total assets	$	40,480,957
Liabilities and members' equity		
Liabilities:		
Due to brokers	$	200,917
Due to Parent		6,085,051
Due to affiliate		500,311
Accrued expenses and other liabilities		5,792,317
Total liabilities		12,578,596
Members' equity		27,902,361
Total liabilities and members' equity	$	40,480,957

See accompanying notes.